                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                    (Amendment No.    6  )*


                     Publix Super Markets, Inc.
                        (Name of Issuer)

             Common Stock, Par Value $1.00 Per Share
                 (Title of Class of Securities)


                              None
                         (CUSIP Number)



Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













                          Page 1 of 4
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                          SCHEDULE 13G
CUSIP No. None                             Page 2 of 4 Pages



1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Publix Super Markets, Inc. Employee Stock Ownership Plan


2    Check the Appropriate Box if A Member of a Group*

                                                            (a)

                                                            (b) X

3    SEC Use Only



4    Citizenship or Place of Organization

     Employee Benefit Plan (Florida)


Number of
Shares              5   Sole Voting Power
Beneficially
Owned By            6   Shared Voting Power           32,519,543
Each
Reporting           7   Sole Dispositive Power
Person
With                8   Shared Dispositive Power      32,519,543


9    Aggregate Amount Beneficially Owned by Each Reporting Person

     32,519,543


10   Check  Box  if  the  Aggregate Amount in  Row  (9)  Excludes
     Certain Shares*




11   Percent of Class Represented by Amount in Row 9

     14.97%


12   Type of Reporting Person*

     EP

Continuation of Schedule 13G                    Page 3 of 4 Pages


This  statement is the sixth amendment to a statement on Schedule
13G  filed  with  the  Securities  and  Exchange  Commission   on
February  10, 1993, by William H. Vass as Trustee of  the  Publix
Super Markets, Inc. Employee Stock Ownership Trust.

The undersigned hereby amends Item 4 of the fourth amendment to read as follows.




Item 4.  Ownership.

As of December 31, 1998, the ESOP was the "beneficial owner", as that term is defined under Rule 13d-3 under the Securities Act of 1934, of a total of 32,519,543 shares of the Company's common stock or approximately 14.97% of the total outstanding shares of the Company's common stock.

Information appearing on page two of this Schedule indicates the number of shares over which the ESOP exercises voting and investment power and the extent of such investment and voting power. For information concerning the exercise of voting and investment power in respect of shares of the Company's common stock held in the ESOP, see "Item 6. Ownership of Five Percent or More on Behalf of Another Person."

Changes that have occurred since the filing of the fifth amendment in the total number of shares of common stock on deposit in the Publix Super Markets, Inc. Employee Stock Ownership Trust are reflected in Schedule 1, attached hereto. All such changes have been in accordance with the terms of the ESOP Trust.

Continuation of Schedule 13G                   Page 4 of 4 Pages


                           SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief of the ESOP, the ESOP hereby certifies that the information set forth in this Schedule is true, complete and correct and that the ESOP has caused this Schedule to be signed on its behalf by the undersigned Trustee, thereunto duly authorized.


                         PUBLIX SUPER MARKETS, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN



                         By:  /s/ Hoyt R. Barnett
                              Hoyt R. Barnett, Trustee



Date:  February 15, 1999

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
                           SCHEDULE 1

        SHARES ON DEPOSIT IN PUBLIX SUPER MARKETS, INC.
                 EMPLOYEE STOCK OWNERSHIP TRUST




               Shares             Shares
  Date        Acquired         Disposed of          Description of Transaction
  ----        --------         -----------          --------------------------
  1/98                            211,485           Paid out to Participants
  2/98                            233,750           Paid out to Participants
  3/98             3,706                            Purchased
               1,125,068                            Company contribution
                                  126,175           Paid out to Participants
  4/98                            180,714           Paid out to Participants
  5/98                            150,908           Paid out to Participants
  6/98             4,311                            Purchased
                                  159,235           Paid out to Participants
  7/98                            129,881           Paid out to Participants
  8/98                            132,685           Paid out to Participants
  9/98                            110,811           Paid out to Participants
 10/98                                130           Sold
                                  108,160           Paid out to Participants
 11/98           844,713                            Company Contribution
                   1,866                            Purchased
                                   98,487           Paid out to Participants
 12/98                             98,390           Paid out to Participants
               ---------        ---------
               1,979,664        1,740,811
               =========        =========
